Exhibit 99.4

Red White & Bloom Signs Term Sheet for US $60M Non-Dilutive Credit Facility

-Proceeds to be used to acquire THC license and assets in Illinois, repay 12% coupon debt with lower 7% coupon debt, and improve working capital position

Toronto, Ontario, December 17, 2020 – Red White & Bloom Brands Inc. (CSE: RWB and OTC: RWBYF) (“RWB” or the “Company”) has executed a Term Sheet for a US$60,000,000 (Sixty Million) non-revolving credit facility (the “Credit Facility”) with an arm’s-length institutional lender (the “Lender”).

The Credit Facility will be provided by the Lender under a credit agreement (the “Credit Agreement”) to be entered into between the Lender, a wholly owned subsidiary of the Company (the “Borrower”) and each of the Company and MichiCann Medical Inc. (another wholly owned subsidiary of the Company) as Guarantors.

The aggregate principal amount of the Credit Facility will be US $60,000,000 (the “Credit Facility Limit”) with a 3 year term and will bear interest at 7 percent per annum. The Credit Facility will be advanced in two tranches:

(a)US$40,000,000 shall be advanced on initial closing; and

(b)US$20,000,000 shall be advanced upon the closing of a transaction to acquire a THC licensed entity and associated assets in the State of Illinois, for which the company has executed definitive agreements (the “Proposed Target”).

The use of proceeds of the Credit Facility will be used for: (i) the retirement of certain existing indebtedness; (ii) the acquisition of the Proposed Target; and (iii) for working capital and general corporate purposes.

The transactions set out in the Term Sheet are subject to a number of terms and conditions including the completion of the necessary definitive documents for the Credit Facility, due diligence, regulatory approvals as well as other requirements that are customary when entering into transactions of this nature. Additional details about the Credit Facility will be available in the Company’s filings which are available under its profile on SEDAR at www.sedar.com following the closing.

About Red White & Bloom Brands Inc.

The Company is positioning itself to be one of the top three multi-state cannabis operators active in the U.S. legal cannabis and hemp sector. RWB is predominately focusing its investments on the major US markets, including Michigan, Illinois, Massachusetts and California with respect to cannabis, and the US and internationally for hemp-based CBD products.

For more information about Red White & Bloom Brands Inc., please contact:

Tyler Troup, Managing Director

Circadian Group IR

IR@RedWhiteBloom.com

Visit us on the web: www.RedWhiteBloom.com

Follow us on social media:

Twitter: @rwbbrands

Facebook: @redwhitebloombrands

Instagram: @redwhitebloombrands

Neither the CSE nor its Regulation Services Provider (as that term is defined in the policies of the CSE) accepts responsibility for the adequacy or accuracy of this release.

FORWARD LOOKING INFORMATION

This press release contains forward-looking statements and information that are based on the beliefs of management and reflect the Company’s current expectations.  When used in this press release, the words “estimate”, “project”, “belief”, “anticipate”, “intend”, “expect”, “plan”, “predict”, “may” or “should” and the negative of these words or such variations thereon or comparable terminology are intended to identify forward-looking statements and information.  The forward-looking statements and information in this press release includes information relating to the implementation of the Company’s business plan including the completion of the Credit Facility and the acquisition of the Proposed Target.  Such statements and information reflect the current view of the Company with respect to risks and uncertainties that may cause actual results to differ materially from those contemplated in those forward-looking statements and information.

By their nature, forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements, or other future events, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.  Such factors include, among others, the following risks: risks associated with the implementation of the Company’s business plan and matters relating thereto, risks associated with the cannabis industry, competition, regulatory change, the need for additional financing, reliance on key personnel, the potential for conflicts of interest among certain officers or directors, and the volatility of the Company’s common share price and volume.  Forward-looking statements are made based on management’s beliefs, estimates and opinions on the date that statements are made, and the Company undertakes no obligation to update forward-looking statements if these beliefs, estimates and opinions or other circumstances should change.  Investors are cautioned against attributing undue certainty to forward-looking statements.

There are a number of important factors that could cause the Company’s actual results to differ materially from those indicated or implied by forward-looking statements and information.  Such factors include, among others, risks related to the Company’s proposed business, such as failure of the business strategy and government regulation; risks related to the Company’s operations, such as additional financing requirements and access to capital, reliance on key and qualified personnel, insurance, competition, intellectual property and reliable supply chains; risks related to the Company and its business generally as well as with respect to proposed acquisitions. The Company cautions that the foregoing list of material factors is not exhaustive. When relying on the Company’s forward-looking statements and information to make decisions, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. The Company has assumed a certain progression, which may not be realized.  It has also assumed that the material factors referred to in the previous paragraph will not cause such forward-looking statements and information to differ materially from actual results or events. However, the list of these factors is not exhaustive and is subject to change and there can be no assurance that such assumptions will reflect the actual outcome of such items or factors. While the Company may elect to, it does not undertake to update this information at any particular time.

THE FORWARD-LOOKING INFORMATION CONTAINED IN THIS PRESS RELEASE REPRESENTS THE EXPECTATIONS OF THE COMPANY AS OF THE DATE OF THIS PRESS RELEASE AND, ACCORDINGLY, IS SUBJECT TO CHANGE AFTER SUCH DATE.  READERS SHOULD NOT PLACE UNDUE IMPORTANCE ON FORWARD-LOOKING INFORMATION AND SHOULD NOT RELY UPON THIS INFORMATION AS OF ANY OTHER DATE. WHILE THE COMPANY MAY ELECT TO, IT DOES NOT UNDERTAKE TO UPDATE THIS INFORMATION AT ANY PARTICULAR TIME EXCEPT AS REQUIRED IN ACCORDANCE WITH APPLICABLE LAWS.